Exhibit 2.1

Deed Number 99/2016

Done at Frankfurt am Main
on 04.04.2016

Before me, the undersigned Notar

Klaus Beine

whose official seat is Frankfurt am Main

Westhafen Tower, Westhafenplatz 1, 60327 Frankfurt am Main
Telefon: +49 69-75 60 95-251 Telefax: +49 69-75 60 95-512
E-Mail: Klaus.Beine@bblaw.com
appeared:

1
Ms. Birgit Hübscher-Alt, attorney-at-law, born on 01 May 1976, with business address at Mayer Brown LLP, Friedrich-Ebert-Anlage 35-37, 60327 Frankfurt am Main, identified by German identity card, acting not in her own name, but, excluding any personal liability, in the name and on behalf of:

GEP SPV Limited, pursuant to a power of attorney dated 23.03.2016 which was presented as original document and which is attached as a certified copy to this Deed;

2	Mr. Stuart Craig Heley born on 14 September 1964, domiciled at 50 Lichfield Road, Sutton Coldfield, West Midlands B74 2NA, United Kingdom; identified by passport of UK,

3	Mr. Franzotto Hornung born on 18 January 1949, domiciled at Am Michelgrund 16, 69469 Weinheim, Germany; identified by German identity card,

The persons appearing to 2 und 3 acting in their own name and in their capacity as managing directors with power of sole representation and released from the restrictions of sec 181 German Civil Code (Bürgerliches Gesetzbuch, "BGB"), which I certify on the basis of the electronic inspection on 30.03.2016 of the Commercial Register number HRB 110813 at the local court in Osnabrück, on behalf of

RT Holding GmbH;

4
Dr. Sebastian Graf von Wallwitz, attorney-at-law, born on 2 July 1965, with business address at Wittelsbacherplatz 1, 80333 München, Germany, identified by German identity card, acting not in his own name, but, excluding any personal liability, pursuant to the attached powers of attorney in the name and on behalf of:

a)
Kadant Johnson Deutschland GmbH pursuant to a power of attorney dated 30.03.2016 a copy of which was available at the recording, the original will be submitted and a certified copy of which will be attached to this deed;

b)
Kadant Cayman Ltd. pursuant to a power of attorney dated 30.03.2016 a copy of which was available at the recording, the original will be submitted and a certified copy of which will be attached to this deed

Having been asked by the Notar whether a case of prior involvement (Vorbefassung) within the meaning of § 3 subsection 7 No. 1 of the German Notarization Act (Beurkundungsgesetz) was at issue, the persons appearing declared that neither they nor the entities represented by them had been involved with the Notar or his office in this transaction before.
The persons appearing asked for the notarisation of the following:

For the purpose of this Agreement, the persons appearing made reference to the deed of the Notar No. 98/2016 (the "Reference Deed"). The persons appearing acknowledged and confirmed that they know the entire contents and confirmed the declarations which were made in the Reference Deed on behalf of the parties to this Deed. After having been advised by the Notar of their rights to have the Reference Deed read aloud to them and attached to this Deed, the persons appearing waived such rights. The original of the Reference Deed was available during the notarization of this Deed.

The annexes mentioned in the document are the annexes to the deed of reference.

SHARE PURCHASE AND TRANSFER AGREEMENT
the "Agreement"

(1)	GEP SPV Limited, 1 Royal Plaza, Royal Avenue, St. Peter Port, Guern-sey, GY1 2HL, a Limited Liability Company incorporated under the laws of Guernsey hereinafter referred to as the "Seller 1”

(2)	Mr. Franzotto Hornung, born on 18 January 1949, domiciled at Am Michelgrund 16, 69469 Weinheim, Germany hereinafter referred to as the "Seller 2"

(3)	Mr. Stuart Craig Heley, born on 14 September 1964, domiciled at 50 Lichfield Road, Sutton Coldfield, West Midlands B74 2NA, United Kingdom
hereinafter referred to as the "Seller 3"

(4)	RT Holding GmbH, Raiffeisenstraße 15-17, 49124 Georgsmarienhütte, registered with the commercial register at the local court of Osnabrück under HRB 110813 hereinafter referred to as the “Company”

(5)	Kadant Johnson Deutschland GmbH, Carl-Leverkus-Straße 10A, 40764 Langenfeld (Rheinland), registered with the commercial register at the local court of Düsseldorf under HRB 45851 hereinafter referred to as the "Share Purchaser"

(6)	Kadant Cayman Ltd, PO Box 309, Ugland House, KY1-1104, Grand Cayman, Cayman Islands, registered with the General Registry Cayman Islands under number CR 309807,

hereinafter referred to as the "Loan Purchaser" and collectively with the Share Purchaser the “Purchasers”

The Seller 1, the Seller 2 and the Seller 3 are hereinafter collectively referred to as the “Sellers”.
The Sellers and the Purchasers are hereinafter collectively referred to as the "Parties" and each as a "Party".

RECITALS

A.
WHEREAS, RT Holding GmbH with business seat in Georgsmarienhütte is registered with the commercial register at the local court of Osnabrück under HRB 110813 (hereinafter referred to as the "Company") and has a registered and fully paid up share capital of EUR 4,023,900 (in words: four million twenty-three thousand nine hundred Euros).

B.
WHEREAS, according to the most recent shareholders’ list dated 2 March 2015, which has been registered with the commercial register at the local court of Osnabrück on 4 March 2015 and which is attached hereto as Annex B, the Sellers are holding the following shares in the Company:

Shareholder	Shares
Seller 1	One share in the nominal amount of EUR 8,968;
One share in the nominal amount of EUR 548;
One share in the nominal amount of EUR 769,200;
One share in the nominal amount of EUR 1,964,576;
One share in the nominal amount of EUR 120,036;
One share in the nominal amount of EUR 879,156;
One share in the nominal amount of EUR 53,716;
collectively the “Seller 1 Shares”
Seller 2	One share in the nominal amount of EUR 174,300;
the “Seller 2 Share”
Seller 3	One share in the nominal amount of EUR 26,700;
One share in the nominal amount of EUR 18,388;
One share in the nominal amount of EUR 8,228;
One share in the nominal amount of EUR 84;
collectively the “Seller 3 Shares”

The Seller 1 Shares, the Seller 2 Share and the Seller 3 Shares comprise all of the issued and outstanding shares in the Company and are hereinafter collectively referred to as the "Shares".

C.
WHEREAS, the Company directly or indirectly owns shares in subsidiaries as shown in Annex C (these companies together are hereinafter referred to as the "Subsidiaries" and, together with the Company, are hereinafter referred to as the "RT Group" or the "Group Companies"). The shares held by the Company in the Subsidiaries are hereinafter referred to as the "Subsidiary Shares".

The business of RT Group, taken as a whole, as presently conducted (disregarding the Transaction contemplated by this Agreement or any intentions of the Purchaser), is hereinafter referred to as the "Business".

D.	WHEREAS, the Seller 1 has granted to the Company an individual loan in the amount, including interest accrued thereon, outstanding as of today as shown in the overview attached hereto as Annex

D (the “Shareholder Loan”). Except as listed in Annex D, the Shareholder Loan is unencumbered and free and clear of any Third Party rights.

E.
WHEREAS, the Sellers intend to sell all of the Shares and the Seller 1 additionally intends to sell all of its receivables from its Shareholder Loan and, having carried out an intensive due diligence review, the Purchasers intend to acquire the Shares and the receivables from the Shareholder Loan pursuant to the terms and conditions as set out in this Agreement (the "Transaction").

Now, THEREFORE the Parties agree as follows:

Section 1    Definitions/Interpretation

1.1    Definitions
Capitalized terms, whenever used herein, shall have the following meanings for all purposes of this Agreement:
"Agreement" shall mean this share purchase and transfer agreement.
"AktG" shall mean the German Stock Corporation Act (Aktiengesetz).
"Authority" means any public administration body (Behörde), whether national, state, municipal or other, within the meaning of Section 1 para. 4 of the German Federal Public Administration Code (Verwaltungsverfahrensgesetz) or under the Laws of any other jurisdiction.
"BGB" shall mean the German Civil Code.
"Business Day(s)" means any day other than a Saturday, Sunday or other day on which commercial banks in Frankfurt am Main, Germany, and Westford (Massachusetts), USA are required by Law, executive order, or any other action of any Authority to close.
“Economic Interest” shall mean the percentage Purchase Price allocations set forth in Annex 1.1 next to each of the Sellers names.
"Event": an event, act, transaction or omission, including, without limitation, a receipt or accrual of income or gains, distribution, failure to distribute, acquisition, disposal, transfer, payment, loan or advance.

“HGB” shall mean the German Commercial Code (Handelsgesetzbuch).
"IT Systems" shall mean all computer hardware (including network and telecommunications equipment and internet related information technology) and software (including preparatory materials, user manuals and related documentation) owned or used by the RT Group.
"Law(s)" shall mean any federal, state, local, municipal, foreign, international, multi-national or other constitution, law, statute, treaty, rule, regulation, ordinance, code, administrative regulation (Verwaltungsvorschrift), binding case law or principle of law.
“Owned IT Systems” shall mean such of the IT Systems which are owned by any Group Company.
"Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, governmental (including any Authority) or quasi-governmental body or other entity or organization of any kind, and shall include any successor of such entity or organization.
"Pre-Effective Date Period" shall mean any time period ending on or before the Effective Economic Date.
"Pre-Effective Date Tax” (i) shall mean any Tax imposed for the Pre-Effective Date Period and (ii) shall be - if and to the extent attributable to a business/fiscal year starting prior to and ending after the Effective Economic Date - calculated as if the respective business/fiscal year and the tax assessment period cease at the end of the Effective Economic Date.
"Pre-Effective Date Tax Refund" (i) shall mean any Tax Refund of a Tax related to the Pre-Effective Date Period and (ii) shall be - if and to the extent attributable to a business/fiscal year starting prior to and ending after the Effective Economic Date - calculated as if the respective business/fiscal year and the tax assessment period cease at the end of the Effective Economic Date.
“Purchaser’s Knowledge” shall mean the actual knowledge (positive Kenntnis) of the Share Purchaser (heretofore and hereinafter referred to as the "Purchaser’s Knowledge") as at the relevant time.
"Relevant Tax Proceedings" shall mean any Tax Proceeding (i) relating to Pre-Effective Date Taxes or Pre-Effective Date Periods or (ii) which has or could have an impact on Taxes or Tax Assets of any party of this Agreement or their direct or indirect shareholders or on any rights or obligations of any party of this Agreement under Section 8.
"Tax" shall mean any form of taxation, levy, duty, charge, contribution, deduction, withholding or impost of whatever nature (including any related fine, penalty, surcharge or interest) imposed, collected or assessed by, or payable to a Taxing Authority and including but not limited to (i) tax (Steuer) and incidental tax charges (steuerliche Nebenleistungen) within the meaning of Section 3 German General Tax Code (Abgabenordnung) (excluding, for the avoidance of doubt, deferred taxes as shown in relevant local GAAP or international financial statements), (ii) social security contributions (Sozialversicherungsbeiträge) and (iii) secondary liabilities (Haftungsschulden) for any of the items referred to in clause (i) and (ii), and in each case any equivalent tax under the laws of any other jurisdiction.
“Tax Asset” shall mean any Tax Refund, Tax credit, any Tax item that can be carried forward or back as Tax loss to reduce any Tax, or any other kind of Tax advantage.
"Tax Refund" shall mean any received repayment of any Tax (including - but not limited to - by way of set-off, deduction or consumption), any claim for a Tax credit, and any claim for repayment of any Tax assessed.
"Tax Return" shall mean any return, declaration or similar document relating to any Tax and to be submitted to any Taxing Authority, including any schedule or attachment thereto.
"Taxing Authority" shall mean any competent governmental authority or public body in charge of imposing any Tax.
"Tax Proceedings" shall mean any administrative or judicial proceeding or action relating to Taxes (including, but not limited to, Tax assessments, Tax audits, court proceedings or decisions, meeting with Taxing Authorities, correspondence by letter, fax message or email with any Taxing Authority).
"Third Party" means any Person other than a party to this Agreement or a Group Company.
"VAT" means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (i) above, or imposed elsewhere.

1.2    Other Capitalized Terms
The following terms shall have the meanings specified in the indicated Section of this Agreement:

“2014 Accounts Date”	shall have the meaning as set forth in Section 6.4a)
“2015 Accounts Date”	shall have the meaning as set forth in Section 6.4a)
"Accounts Date"	shall have the meaning as set forth in Section 6.4a)
"Additional Documents"	shall have the meaning as set forth in Section 7.4
"Affiliates"	shall have the meaning as set forth in Section 6.12a)
"Breach" "Business"	shall have the meaning as set forth in Section 7.1 shall have the meaning as set forth in the Recitals
"Closing"	shall have the meaning as set forth in Section 4.2
"Closing Actions"	shall have the meaning as set forth in Section 11.1

"Closing Date"	shall mean the date hereof
"Company"	shall have the meaning as set forth in the Recitals
"Confidential Information"
all information, know-how and techniques (whether or not confidential) which in any way wholly or partially relate to the Business including information, know-how and techniques held in any form (including that comprised in or derived from drawings, data, formulae, specifications, component lists, instructions, manuals, brochures, catalogues and process descriptions) relating to:
(a)the manufacture or production of goods or the provision of services by, or in relation to, the RT Group;
(b)the sale or marketing of any goods or services by, or in relation to, the RT Group, including customer names and lists and any other details of customers, sales targets, sales statistics, market share statistics, prices, market research reports and surveys and advertising or other promotional materials;
(c)the operations, management, administration or financial affairs of the RT Group, including business plans, information relating to future projects, business development or planning, commercial relationships and negotiations and information relating to litigation or legal advice;
(d)the selection, procurement, construction, installation or use of any raw material, plant, machinery or other equipment or processes by, or in relation to, the RT Group;
(e)the supply, storage, assembly or packing of raw materials, components or partly manufactured or finished products by, or in relation to, the RT Group;
(f)quality control, testing or certification by, or in relation to, the RT Group; or
(g)the rectification, repair or service of products, plant, machinery or other equipment by, or in relation to, the RT Group.

"Consolidated Financial Statements"	shall have the meaning as set forth in Section 6.4b)
"Data Room"	shall have the meaning as set forth in Section 7.4
"Deed"	shall mean this deed recorded by the Notary
"Deductible”	shall have the meaning as set forth in Section 7.5b)
"De Minimis Amount"	shall have the meaning as set forth in Section 7.5a)

"Effective Economic Date"	shall have the meaning as set forth in Section 4.1
“Environmental Laws”	shall have the meaning as set forth in Section 6.6e)
“Event Tax”	shall have the meaning as set forth in Section 8.1a)
"Existing Bank Debt"	shall have the meaning as set forth in Section 5.5
"Financial Statements"	shall have the meaning as set forth in Section 6.4a)
"French Litigation"	shall have the meaning as set forth in Section 5.6
“Fundamental Guarantee”	shall have the meaning as set forth in Section 7.6
"Group Companies"	shall have the meaning as set forth in the Recitals
"IP Licences Out"	shall have the meaning as set forth in Section 6.7g)
"IP Rights"	shall have the meaning as set forth in Section 6.7a)
"Key Employee", "Key Employees"	shall have the meaning as set forth in Section 6.9b)
"Leakage"	shall have the meaning as set forth in Section 6.12a)
"Leased Real Property"	shall have the meaning as set forth in Section 6.6b)
"Liability Exclusion"	shall have the meaning as set forth in Section 7.6
“Litigation Difference”	shall have the meaning as set forth in Section 5.6
"Loan Purchaser"	shall mean Kadant Cayman Ltd.
"Loan Purchase Price"	shall have the meaning as set forth in Section 5.2
“Locked Box Financial Statements”	shall have the meaning as set forth in Section 6.4b)
"Losses"	shall have the meaning as set forth in Section 7.2b)
"Material Agreements"	shall have the meaning as set forth in Section 6.5g)
"Material IP Licences"	shall have the meaning as set forth in Section 6.7h)
"Notary"	shall mean Mr. Klaus Beine, the notary who recorded this Deed or his representative (Notarvertreter)
"Owned Real Property"	shall have the meaning as set forth in Section 6.6a)
"Party", "Parties"	shall mean the Sellers and the Purchasers

"Permitted Leakage"	shall have the meaning as set forth in Section 6.12b)
“Persons close to the Sellers”	shall have the meaning as set forth in Section 6.5b)
“Policies”	shall have the meaning as set forth in Section 6.10a)
“Purchasers”	shall mean the Share Purchaser and the Loan Purchaser
“Purchase Price”	shall have the meaning as set forth in Section 5.2
"Real Property"	shall have the meaning as set forth in Section 6.6b)
"Reference Deed"	notarial deed of the Notary (roll of deeds No. 98/2016)
"RT Group"	shall have the meaning as set forth in the Recitals
"Seller 1"	shall mean GEP SPV Limited
"Seller 2"	shall mean Franzotto Hornung
"Seller 3"	shall mean Stuart Craig Heley
"Sellers"	shall mean the Seller 1, the Seller 2 and the Seller 3 collectively
“Seller 1 Shares”	shall have the meaning as set forth in Recitals
“Seller 2 Share”	shall have the meaning as set forth in Recitals
“Seller 3 Shares”	shall have the meaning as set forth in Recitals
"Sellers’ Knowledge"	shall have the meaning as set forth in Section 6.15
"Shareholder Loan"	shall have the meaning as set forth in the Recitals
"Share Purchaser"	shall mean Kadant Johnson Deutschland GmbH
"Shares"	shall have the meaning as set forth in the Recitals
"Subsidiaries"	shall have the meaning as set forth in the Recitals
"Subsidiary Shares"	shall have the meaning as set forth in the Recitals
"Third Party Claim"	shall have the meaning as set forth in the Section 7.9b)
"Transaction"	shall have the meaning as set forth in the Recitals
"Warranty Claim(s)"	shall have the meaning as set forth in Section 7.6
"W&I Insurance"	shall have the meaning as set forth in Section 7.6

1.3    Interpretation
Terms to which a German version has been added shall be interpreted throughout this Agreement in the meaning assigned to them by the German version. Unless the express context otherwise requires:

a)
the words "hereof", "herein", and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa;

b)	references herein to a specific Section, Subsection, Recital, Schedule, Annexes or Annex shall refer, respectively, to Sections, Subsections, Recitals, Schedules, Annexes or Annex of this Agreement;

c)	wherever the word "include", "includes", or "including" is used in this Agreement, it shall be deemed to be followed by the words "without limitation";

d)	references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity;

e)	with respect to the determination of any period of time, the word "from" means "from and including" and the words "to" and "until" each means "to and including";

f)
references herein to any Law, shall be deemed to refer to such Law as amended, modified, codified, re-enacted, supplemented or superseded in whole or in part, and in effect from time to time and also to all rules and regulations contained thereunder, and references to any Law in this Agreement shall be deemed to refer to any equivalent in any other relevant jurisdiction; and

g)	references to any:

(i)	Event includes an Event deemed to have occurred for the purposes of any Tax; and

(ii)
Event occurring or Tax liability imposed or arising on or before the Effective Economic Date or Closing includes an Event or liability which is deemed for the purposes of any Tax to have occurred, or to have been imposed or arising on or before the Effective Economic Date or Closing (as appropriate).

1.4	Each of the following is regarded as an Event which has occurred outside of the relevant Group Company's ordinary course of business:

a)	anything within the concept of "Leakage" as defined at Section 6.12a), except for any “Permitted Leakage” as defined in Section 6.12b); or

b)	any Event giving rise to a Tax liability with the sole purpose being the avoidance, reduction or deferral of a liability to Tax without justifiable economic reason.

Section 2    Sale and Transfer

2.1    Sale of Shares
Each Seller separately and individually as individual obligor (Einzelschuldner) hereby sells (verkaufen) upon the terms and subject to the conditions of this Agreement the Shares to the Share Purchaser as follows:

The Seller 1 sells to the Share Purchaser the Seller 1 Shares, the Seller 2 sells to the Share Purchaser the Seller 2 Share and the Seller 3 sells to the Share Purchaser the Seller 3 Shares. The Share Purchaser hereby accepts such sales of the Shares.

2.2    Transfer of Shares
Provided that the Purchase Price as defined in Section 5.2 is paid pursuant to Section 5.4, each Seller separately and individually as individual obligor (Einzelschuldner) hereby assigns and transfers the Shares to the Share Purchaser as follows:

The Seller 1 assigns and transfers to the Share Purchaser the Seller 1 Shares, the Seller 2 assigns and transfers to the Share Purchaser the Seller 2 Share and the Seller 3 assigns and transfers to the Share Purchaser the Seller 3 Shares. The Share Purchaser hereby accepts such assignments and transfers of the Shares.

2.3    Ancillary Rights
Each sale and assignment of the Shares shall include all ancillary rights and benefits arising from those Shares, including voting rights, subscription rights and dividend rights (Gewinnbezugsrechte) to all profits not distributed to the Sellers as of the Effective Economic Date.

2.4    Sale and Transfer of receivables from the Shareholder Loan
The Seller 1 hereby sells (verkauft) at the terms and conditions of this Agreement its receivables from the Shareholder Loan as set forth in Annex D including all ancillary rights and all interest accrued and to accrue until the Closing Date, to the Loan Purchaser and the Loan Purchaser accepts such sale of the receivables from the Shareholder Loan.

Provided that the Purchase Price as defined in Section 5.2 is paid pursuant to Section 5.4, the Seller 1 hereby assigns its receivables from the Shareholder Loan as described above to the Loan Purchaser, who hereby accepts the assignment.

Section 3    Consents and Waivers

3.1    Consents and Waivers with respect to the Shares
Each Seller individually hereby waives all purchase, pre-emption, sale, transfer and similar rights it may have vis-à-vis any of the other Sellers with regard to the Shares. The Sellers hereby hold an extraordinary shareholders meeting of the Company and unanimously resolve to (i) grant their consent to the sale and transfer of the Shares pursuant to the terms and conditions of this Agreement as among others required by Section 13 of the articles of association of the Company and (ii) approve the entering into (x) a loan agreement dated 1 April 2016 between the Company and the Share Purchaser by which the Share Purchaser granted to the Company a loan amounting to EUR 2,550,000 and (y) a respective repayment undertaking.

3.2    Consents and Waivers with respect to the Shareholder Loan
Further, the Seller 1 and the Company hereby expressly grant their consents to the sale and transfer of the receivables from the Shareholder Loan (including interest accrued and to accrue until the Closing Date) and the Seller 1 and the Company hereby waive their termination rights in accordance with Section 4 c) of the shareholder loan agreement dated 7 May 2015.

3.3
By written declarations, copies of which are attached hereto as Annex 3.3, the Vifes of Seller 2 and Seller 3 agreed in accordance with section 1365 BGB to this Agreement and the sale and transfer of the Seller 2 Share and the sale and transfer of the Seller 3 Shares, respectively.

Section 4    Effective Economic Date / Closing Date

4.1	Effective economic date within the meaning of this Agreement shall be December 31, 2015, 23:59 hours CET (hereinafter referred to as "Effective Economic Date").

4.2
The closing, i.e. the execution (in rem) of the Transaction contemplated in this Agreement (the "Closing"), shall take place in the offices of the presiding Notary on the date hereof (the "Closing Date").

4.3    For accounting purposes the Closing shall be effective as of 00:01 hours CET on 4 April 2016.

Section 5    Purchase Price

5.1    Purchase Price for the Shares
The purchase price owed by the Share Purchaser for the acquisition of the Shares shall amount to EUR 30,147,800.56 (in words: thirty million one hundred forty seven thousand eight hundred Euros and fifty six cent) (the "Share Purchase Price").

5.2    Purchase Price for the receivables from the Shareholder Loan
The purchase price owed by the Loan Purchaser for the acquisition of the receivables arising from the Shareholder Loan shall be equal to the amount of the outstanding Shareholder Loan of EUR 8,695,340.27 (in words: eight million six hundred ninety five thousand three hundred forty Euros and twenty seven cent) as per the Effective Economic Date plus accrued and unpaid interest (6% p.a. accruing on the principal amount of the Shareholder Loan on a daily basis in accordance with the terms of the shareholder loan agreement dated 7 May 2015) from the Effective Economic Date until the Closing Date, such interest amounting to EUR 137,676.22 (in words: one hundred thirty seven thousand six hundred seven six and twenty two cent) , i.e., a total amount of EUR 8,833,016.49 (in words: eight million eight hundred thirty three thousand sixteen Euros and forty nine cent) (such amount herein referred to as the "Loan Purchase Price").

The Share Purchase Price and the Loan Purchase Price are hereinafter collectively referred to as the "Purchase Price".

5.3    Escrow
To secure certain liabilities of Seller 2 and Seller 3 as set forth in (i) the release and payment agreement pertaining to Seller 2, a draft of which is attached hereto as Annex 11.1 f) and (ii) the release and payment agreement pertaining to Seller 3, a draft of which is attached hereto as Annex 11.1 g), Seller 2 will enter into an escrow agreement a draft of which is attached hereto as Annex 5.3 a) and Seller 3 will enter into an escrow agreement a draft of which is attached hereto as Annex 5.3 b).

5.4    Payments
At the Closing Date the Purchasers shall make the following payments free and clear of costs and charges by wire transfer of immediately available funds:

a)
the Share Purchase Price shall be paid by the Share Purchaser (i) in the amount of EUR 25,484,440.26 (in words: twenty five million four hundred eighty four thousand four hundred forty and twenty six cent) to the joint bank account of the Sellers for the joint benefit of the

Sellers as set forth in Annex 5.4, (ii) in the amount of EUR 3,341,656.95 (in words: three million three hundred forty one thousand six hundred fifty six and ninety five cent) to the Seller 2 escrow account as set forth in Annex 5.3 a) and (iii) in the amount of EUR 1,321,703.35 (in words: one million three hundred twenty one thousand seven hundred three and thirty five cent) to the Seller 3 escrow account as set forth in Annex 5.3b).

b)	the Loan Purchase Price shall be paid by the Loan Purchaser to the joint bank account of the Sellers for the joint benefit of the Sellers as set forth in Annex 5.4.

To the extent that payments are made to the joint bank account of the Sellers and to the Seller 2 escrow account as set forth in Annex 5.3 a) and the Seller 3 Escrow Account as set forth in Annex 5.3 b) such payments shall have the legal effect of fulfilment (Erfüllungswirkung) in respect of the individual claims of the Sellers hereunder.

5.5    Repayment of Existing Bank Debt
The Parties agree that the Company shall repay its existing bank debt summarized in Annex 5.5 (the “Existing Bank Debt”) on the Closing Date. Such repayment shall be financed by the Share Purchaser. The payment of the Existing Bank Debt shall be made directly by the Share Purchaser on behalf of the Company to the lenders of the Company or as agreed with the lenders in the amounts shown in Annex 5.5 in the form of a cash collateralization to one or several pledged bank accounts of the Company.

5.6    Post-Closing Adjustment for French Litigation
To the extent that the provisions made in the annual financial statements of Comdec Paal SAS amounting to EUR 145,000 in total with respect to the litigation currently pending and the potential litigation as disclosed in Annex 6.11 a) (the “French Litigation”) will be released within 12 months as of the date hereof (the amount of such difference the “Litigation Difference”), the Share Purchaser shall make a payment in the amount of the Litigation Difference to the joint bank account of the Sellers or any other bank account designated by the Sellers jointly to the Share Purchaser. If the litigation is not resolved within 12 months as of the date hereof, no further payment shall be owed by the Share Purchaser to the Sellers, regardless of the outcome of this litigation.

5.7    Default Interest
Any payments due under this Agreement shall bear interest from the date following the respective due date to the date of receipt. The interest rate to be used, starting on any date on which a payment is due, shall be 4 % p.a., calculated on the basis of the actual days elapsed and a calendar year of 365 days. The right to claim damages arising from a delay of payment shall remain unaffected.

5.8    Right of set-off or Retention
The Purchasers shall not be entitled to exercise a right of set-off (Aufrechnung) or retention (Zurückbehaltungsrecht) with respect to their obligations to pay the Purchase Price unless the Purchasers’ claim has been determined by a non-appealable final court judgement or has been acknowledged by the Sellers.

Section 6    Sellers’ Guarantees

6.1    General
The Sellers hereby guarantee to the Share Purchaser and with respect to Section 6.2 d) Seller 1 hereby guarantees to the Loan Purchaser by way of an independent promise of guarantee pursuant to section 311 para. 1 BGB (selbständiges Garantieversprechen im Sinne des § 311 Abs. 1 BGB) within the scope and subject to the requirements and limitations provided in this Section 6 hereof or otherwise in this Agreement that the statements set forth in this Section 6 are complete and correct as of the Closing Date unless explicitly otherwise provided for in this Section 6. The Sellers and the Purchasers agree and explicitly confirm that the guarantees in this Section 6 are not granted, and shall not be qualified and construed as, quality guarantees concerning the object of the purchase (Garantien für die Beschaffenheit der Sache) within the meaning of sections 443, 444 BGB, respectively, that section 444 BGB shall not and does not apply to the guarantees contained in this Section 6.

6.2    Title Guarantees
Each Seller makes the following representations only separately, i.e. only with respect to its own sphere and only with respect to those of the Shares and the receivables under the Shareholder Loan which are sold by such Seller under this Agreement. No Seller shall incur any liability whatsoever with respect to the following representations which are made by another Seller under this Section 6.2.

a)	The execution of this Agreement and the consummation of the Transaction contemplated therein will not constitute any breach of any other obligation of the respective Seller.

b)
Each Seller is the sole and unrestricted owner of the Shares held by it. As of the date hereof and as of the Closing Date the Shares which are being sold by the respective Seller hereunder are duly authorized, validly issued, and except listed in Annex 6.2b) the respective Seller owns the respective Shares, free and clear of any encumbrances (dingliche Belastungen) or any agreement, arrangement or obligation to create or give any encumbrances (dingliche Belastungen) or other Third Party rights.

c)
The Shares which are being sold by the respective Seller hereunder are fully paid up either in cash or in kind and have not been repaid (even not in hidden form). There are no pre-emptive rights, options, voting arrangements or other rights of third parties to acquire any Shares.

d)	The statements made in Recital D of this Agreement with respect to the Shareholder Loan are true and correct.

e)
All actions required by each Seller to validly and duly authorise the execution and delivery of, and to exercise its rights and perform its obligations under, this Agreement and each other document required in relation to the Transaction have been duly taken.

f)
Except as provided under Section 3.3, no Seller requires the consent, approval or authority of any other person to enter into or perform its obligations under this Agreement or any other document required in relation to the Transaction.

6.3    Status of the Group Companies

a)
The Group Companies have been duly established and are validly existing under the laws of their respective jurisdiction. The Subsidiary Shares are held by the Company or another Group Company as shown in Annex C, have been validly issued and are free from encumbrances or other rights of Third Parties other than those disclosed in Annex 6.3a). There is no agreement, arrangement or obligation (i) to create or give an encumbrance, in relation to the Subsidiary Shares or unissued shares in the capital of a Group Company or (ii) under which any Person is entitled to the issuance of new shares in any Group Company (e.g. stock options).

b)
Annex 6.3b) contains true and correct copies and, in case of Comdec Paal SAS and Amadeo Farell S.A.U., a true and correct list of the current articles of association (or equivalent documents) of the Group Companies. The Sellers have delivered to the Purchaser true copies of the current articles of association (or equivalent documents) of Comdec Paal SAS and Amadeo Farell S.A.U. prior to the date hereof, and no action has been taken to amend any of them. The Group Companies do not hold any other direct or indirect participation in any other corporation, partnership or other legal entity and are not obliged to acquire further participations or to divest of any of the Subsidiary Shares. The excerpts of the commercial register or a similar register with respect to the Group Companies attached hereto as part of Annex 6.3b) truly and entirely reflect the current corporate status of the Group Companies. Any shareholder resolutions, other documents and facts required by applicable law to be filed with the competent commercial or similar register have been completely and duly filed. No shareholder resolutions, other documents or facts that are to be registered with the respective commercial register or a similar register with respect to the Group Companies’ status are still pending regarding their registration.

Each material minute book and accounting record each Group Company is required to keep has been properly kept and contains to the Sellers’ Knowledge a true, complete, accurate and up-to-date record of all material matters which it is required to record.

c)
The Subsidiary Shares are fully paid in, either in cash or in kind and have not been repaid. There are no pre-emptive rights, options, voting arrangements or other rights of third parties to acquire any Subsidiary Shares. There are no trust agreements, sub-participations or other agreements with Third Parties with respect to the Subsidiary Shares.

d)	Except as listed in Annex 6.3d) none of the Group Companies is a party to an enterprise agreement in the sense of section 291 et. seqq. AktG.

e)
Except for the advisory board of the Company, which members are listed in Annex 6.3e), the Group Companies have no supervisory or advisory board, shareholder committee or similar supervisory body other than those stated in the Group Companies’ articles of association.

f)	Except as listed in Annex 6.3f), none of the Group Companies has any branch establishments.

g)
To the Sellers’ Knowledge, except for the power of attorney to sign this Agreement or as listed in Annex 6.3g), no Group Company has given a power of attorney or other authority to a Third Party by which a Person may enter into an agreement, arrangement or obligation on any Group Company's behalf.

6.4    Financial Status of the Company

a)
The audited financial statements of the Group Companies as per 31 December 2014 (the “2014 Accounts Date”) and the audited financial statements of the Company, Paal GmbH, Dicom Limited and J&H Rentals Limited as per 31 December 2015 (the “2015 Accounts Date”, the 2014 Accounts Date and the 2015 Accounts Date each an “Accounts Date”) attached hereto as Annex 6.4a) (the "Financial Statements") have been prepared in accordance with the accounting rules, on a basis consistent with past practice, and present a true and fair view of the assets and liabilities, financial position and earnings position of the respective Group Companies (ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage), subject to and in accordance with German GAAP or any other respective local GAAP as at each Accounts Date.

b)
The audited consolidated financial statements of the Company as per the 2014 Accounts Date and as per the 2015 Accounts Date attached hereto as Annex 6.4b) (the "Consolidated Financial Statements" or with respect to the Consolidated Financial Statements as of the 2015 Accounts Date the “Locked Box Financial Statements”) have been prepared in accordance with the accounting rules, on a basis consistent with past practice, and present a true and fair view of the assets and liabilities, financial position and earnings position of the Company (ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage), subject to and in accordance with German GAAP as at each Accounts Date.

c)
No bankruptcy, insolvency or judicial composition proceedings concerning any of the Group Companies have been applied for according to any applicable bankruptcy or insolvency laws, and to the Sellers’ Knowledge, with respect to the Group Companies, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings according to any applicable bankruptcy or insolvency laws.

d)
The material assets included in the Locked Box Financial Statements are, to the Sellers Knowledge, as of December 31, 2015, legally and beneficially owned solely by or are legally in the possession or under the control of the Group Companies and are not encumbered with any encumbrances in favour of any Third Party or a Seller or any Person close to a Seller, except for:

(i)	contractual and statutory retention of title rights, liens, pledges or other security rights (gesetzliche und vertragliche Pfandrechte) created in the ordinary course of business;

(ii)
security rights of any kind granted to banks and other lenders in respect of financial debt as listed in Annex 6.4d)(ii) except for the pledge agreement and the guarantee agreement provided in connection with the cash collateralization referred to in Section 5.5 above; or

(iii)
encumbrances (other than security rights as covered by Section 6.4d)(ii) above) which do not materially impair the Group Companies’ ability to conduct its Business as presently conducted, and as listed in Annex 6.4d)(iii).

e)
Except for the loan granted by the Share Purchaser to the Company as referred to in Section 3.1 above, the Group Companies have only received, granted and/or prolonged loans (including loans granted to employees of Dicom Limited not exceeding EUR 5,000 in total and bank guarantees) based on the credit and loan agreements listed or described in Annex 6.4e). No other loan agreements or borrowing of any nature except for (i) payment terms agreed with customers and suppliers in the ordinary course of business by any Group Company or (ii) intercompany trading receivables exist. To the Sellers’ Knowledge, no event has occurred or has been alleged in writing which constitutes an event of default under any of the agreements listed in Annex 6.4e).

f)	Annex 6.4f) contains a complete list of hedging contracts as of the Closing Date.

g)
Except as disclosed in Annex 6.4g), no Group Company issued or prolonged any guarantees, sureties (Bürgschaft), indemnifications (Freistellung) or other agreements to secure Third Party financial obligations that are still in place as at the date hereof.

h)	No Group Company is liable to repay any grant or subsidy made to it.

6.5    Business of the Group Companies

a)
The Group Companies possess the necessary assets to continue operations and have unrestricted rights of use in respect of such assets. Considering their age, to the Sellers’ Knowledge, all machinery, equipment and facilities are in operable condition whereby fair wear and tear is permitted. To the Sellers’ Knowledge, within the last 3 years, all necessary maintenance work with respect to any equipment or machinery which is material for the Business has been carried out on a regular basis. To the Sellers’ Knowledge the maintenance intervals prescribed by the manufactures of equipment or machinery material for the Business have been adhered to.

b)
Save as set forth in Annex 6.5b), there are no business relations between the Group Companies on the one hand, and the Sellers or any Person close to the Sellers, on the other hand. “Persons close to the Sellers” shall mean relatives within the meaning of section 15 German General Tax Code (Abgabenordnung) and closely related persons within the meaning of section 138 German Insolvency Code (InsO).

c)	Annex 6.5c) contains a list of the ten largest customers and suppliers of the Group Companies (taken as a whole) for the business year 2015.

d)	Since the 2015 Accounts Date until the date hereof, except as set forth in Annex 6.5d), the Business of the Group Companies has been conducted in the ordinary course of business.
No dividends and/or other direct or indirect distributions or payments to the Sellers have been declared, made or committed to be made by any Group Company; for the avoidance of doubt: payments to the advisory board members and payments to Seller 2 and Seller 3 under their managing director service agreements do not constitute dividends and/or other direct or indirect distributions or payments to the Sellers as described above. In particular none of the Group Companies, from the 2015 Accounts Date until the Closing Date, has unless disclosed in Annex 6.5d):

(i)	commenced any new branches of business or made any investment in any undertaking other than the Group Companies;

(ii)	amended the articles of association with respect to the registered share capital or granted or issued any share capital or similar interest to any undertaking other than the Group Companies,

(iii)	made any repayments of reserves or dividends;

(iv)	entered into any enterprise agreement in the meaning of section 291 et seq. AktG;

(v)
made or undertaken to make any capital expenditures with respect to fixed assets which in the individual case exceed an amount of EUR 40,000 (in words forty thousand Euros) or in aggregate exceed an amount of EUR 100,000 (in words: one hundred thousand Euros);

(vi)
sold or entered into any agreement to sell any fixed assets or group of fixed assets which in the individual case exceed the amount of EUR 20,000 (in words: twenty thousand Euros) or in aggregate exceed an amount of EUR 50,000 (in words: fifty thousand Euros);

(vii)	has agreed to take any of the measures listed in this Section 6.5d)(i) through (vi).

e)
The Group Companies hold all permits and licenses which are required under applicable public laws (öffentlichem Recht) in order to conduct their respective business as presently conducted and which are material for the Business.

f)
To the Sellers’ Knowledge the Group Companies conduct the Business in compliance with all provisions of such permits and licenses excluding for this purpose any individual non-compliance (but not non-compliances of a similar nature) which would result in costs of less than EUR 15,000 (in words: fifteen thousand Euros) or fines of less than EUR 5,000 (in words: five thousand Euros) and, to the Sellers' Knowledge, there are no circumstances which could cause any such permits and licenses to be suspended, cancelled, revoked or not renewed, in whole or in part.

g)
Annex 6.5g) contains a list of agreements to which any of the Group Companies is a party, the main obligations of which (Hauptleistungspflichten) have not yet been completely fulfilled and which fulfil any of the following conditions (hereinafter referred to as the "Material Agreements"):

(i)
agreements relating to the acquisition or sale of interests in other companies, real estate, businesses or fixed assets providing, in each case, for a consideration of EUR 50,000 (in words: fifty thousand Euros) or more;

(ii)	loan agreements, bonds, notes or any other instruments of debt involving any Third Party and, individually, exceeding an amount of EUR 100,000 (in words: one hundred thousand Euros);

(iii)
framework agreements with suppliers with an annual purchase volume of more than EUR 250,000 (in words: two hundred fifty thousand Euros) and machinery orders by customers in the amount of more than EUR 250,000 (in words: two hundred fifty thousand Euros) in each case.

(iv)
agreements under which any Group Company is obligated to make payments in excess of EUR 125,000 (in words: one hundred twenty five thousand Euros) p.a. after the signature of this Agreement and which cannot be terminated by giving six months’ notice to the end of the calendar year or less;

(v)	agreements providing for non-compete obligations on the part of the Group Companies and all exclusive supply or sole source agreements;

(vi)	agreements providing for termination rights in case of a change of control of the Company;

(vii)
agreements for a fixed term of more than twelve months or having a notice period of more than six months to the end of the calendar year except for agreements with respect to (x) office and IT equipment and (y) company vehicles;

(viii)	agreements entered into otherwise than in the ordinary course of business or other than at arm’s length basis;

(ix)	agreements or arrangements whereby a Group Company is a member of a joint venture, consortium, partnership or incorporated or unincorporated association (other than a bona fide trade association);

(x)	distributorship, agency, franchise or external management agreements (Betriebsführungsverträge) or arrangements; and

(xi)	agreements which involve the payment by a Group Company of any commission or finder's fee in relation to the transaction contemplated herein.
All existing Material Agreements, to the extent not already included in any other lists attached to this Agreement, are listed in Annex 6.5g). True, complete and accurate details of each Material Agreement are included in the Data Room or in the Additional Documents.
The relevant Group Companies have not received any written notice of termination of, or material breach or default under, any of the Material Agreements. No Material Agreement is subject to any pending (rechtshängig) dispute nor are there, to the Seller's Knowledge, any circumstances existing which might give rise to any dispute or claim arising from a breach or default.

h)	To the Sellers’ Knowledge, during the 12 months ending on the date of this Agreement no substantial customer or supplier of a Group Company has:

(i)	stopped, or indicated in writing an intention to stop, trading with or supplying a Group Company; or

(ii)	changed, or indicated in writing an intention to change, substantially the terms on which it is prepared to trade with or supply a Group Company (other than normal price and quota changes).

i)
To the Sellers’ Knowledge, there are no written claims against any Group Company in respect of any defects in quality, delays in delivery, deficiencies of design or performance or otherwise relating to liability for, or obligations to take-back, maintain or otherwise rectify, goods or services supplied by a Group Company that are still outstanding and no such claims have been threatened in writing.

6.6    Real Property and Environmental

a)
The Group Companies do not own any real estate (in the sense of land or buildings) other than such shown in the list attached hereto as Annex 6.6a) (the “Owned Real Property”). The list correctly states for each piece of Owned Real Property the location, applicable land register or other identification data, size, use, type of legal title, and encumbrances. Except as disclosed in Annex 6.6a) the Owned Real Property is free of any charges and encumbrances.

b)
Annex 6.6b) contains a list of real property leased or rented by the Group Companies from Third Parties (the "Leased Real Property"; the Owned Real Property and the Leased Real Property are hereinafter collectively referred to as the "Real Property"). With regard to the lease agreements listed in Annex 6.6b), none of the landlords has given or, to the Sellers’ Knowledge, threatened to give notice of termination or withdrawal in writing.

c)	The relevant Group Company has performed or complied with all material obligations and requirements under the lease agreements for the Leased Real Property.

d)	To the Sellers’ Knowledge each building or other structure on or forming part of the Real Property is in good and substantial repair and condition and fit for its current use.

e)
To the Sellers’ Knowledge and unless disclosed in the environmental report by ERM dated 31 August 2015 which has been disclosed in the Data Room, each Group Company has in the last five years complied with all environmental Laws, judgements or orders (collectively “Environmental Laws”) applicable to any such Group Company or the Business except for failures to comply that would not have an adverse effect to the Business of EUR 50,000 or more. None of the Group Companies has received in writing a report by any Authority with respect to a violation or potential violation of any Environmental Laws.

f)
As of the date hereof, there are no pending (rechtshängig) administrative (verwaltungsrechtliche-), criminal (strafrechtliche-) or civil (zivilrechtliche-) court proceedings regarding environmental issues or Environmental Laws against or concerning any of the Group Companies or any person for whose acts or defaults a Group Company may be vicariously liable and there have been no such proceedings in the last three years. To the Sellers’ Knowledge, no Authority has instituted or threatened in writing to institute any environmental measures of whatsoever kind against any of the Group Companies, which are still pending, nor have the Group Companies received in writing any environment-related inquiries, notifications of potential environmental or similar risks from any Authority which are still pending. To the Sellers’ Knowledge, there are no circumstances that would lead to any such proceedings against any of the Group Companies or any person for whose acts or defaults a Group Company may be vicariously liable or that would lead to the obligation to remove any contamination on the Real Property.

g)
The Group Companies have not entered into any agreements under public or private law, regarding the treatment or removal of any damage to the environment that are still pending and are not in the process of negotiating any such agreements.

6.7    Intellectual Property Rights

a)
Annex 6.7a) contains a complete list of registered intellectual property rights owned by the Group Companies, including, but not limited to, patents, utility models, trademarks, design rights and domain names (hereinafter referred to as the "IP Rights").

b)	Unless otherwise shown in Annex 6.7b) the Group Companies own or have licences for the intellectual property rights and rights in software and data bases that are required for the on-going Business.

c)	The IP Rights are unless otherwise shown in Annex 6.7c):

(i)	valid, subsisting and enforceable;

(ii)
not the subject of any actual, pending or threatened in writing legal proceedings, claim, opposition, challenge or attack from any person in relation to its validity, use or ownership and, to the Sellers' Knowledge, no such circumstances exist which might give rise to such legal proceedings, claims, oppositions, challenges or attacks;

(iii)
except for the IP Licences Out, used exclusively by the RT Group and legally and beneficially owned by the RT Group alone, free from any licence (compulsory or otherwise), sub-licence, encumbrance or any other Third Party rights; and

(iv)	not the subject to any written moral rights assertion at any time prior to the date of this Agreement.

d)	All fees necessary to maintain the IP Rights have been paid, all necessary renewal applications have been filed and all other steps necessary for their maintenance have been taken.

e)	To the Sellers’ Knowledge no Third Party is infringing the IP Rights.

f)	To the Sellers’ Knowledge the Group Companies do not infringe any IP Rights of Third Parties.

g)	The Group Companies have not granted any licenses with respect to the IP Rights to Third Parties, except as set out in Annex 6.7g) (the "IP Licences Out").

h)
Copies of all material licences of IP Rights granted to any Group Company by Third Parties and all material IP Licences Out (together "Material IP Licences") are in the Data Room. In relation to the Material IP Licences:

(i)
To the Sellers’ Knowledge, no Group Company is, or has in the last three years been, in breach of any Material IP Licence and to the Sellers' Knowledge no other party to a Material IP Licence is in breach of such Material IP Licence;

(ii)	to the Sellers' Knowledge there is no fact or matter that would permit termination of any such Material IP Licence unless in accordance with its terms;

(iii)	no notice to terminate any such Material IP Licences has been given or threatened in writing.

6.8    Information Technology and Data Protection

a)	To the Sellers’ Knowledge, the IT Systems are in full operating order and are adequate in all material respects in order to carry out the Business as presently conducted.

b)
To the Sellers’ Knowledge, in the period of 12 months immediately preceding the date of this Agreement, no Group Company has suffered any major failures or bugs or breakdowns of any of the IT Systems which have resulted in material or repeated disruption or loss or interruption in or to the use of the IT Systems and which have not been remedied in full.

c)
To the Sellers’ Knowledge, except for IT-service providers to the IT Systems and employees of the Group Companies, no Third Parties have access to, share or use of the Owned IT Systems or any part of them.

d)	Except for the Owned IT Systems, the IT Systems are properly licensed, leased or supplied to the Company under Third Party contracts.

6.9    Employees; Employment Matters; Pensions

a)
Annex 6.9 a) contains a complete and accurate list of all shop agreements (Betriebsvereinbarungen) (including social plans), benefit, bonus, retention, pension, compensation, profit sharing or other employee benefit plans and collective agreements (Tarifverträge) that are applicable to the Group Companies.

b)
Annex 6.9 b) contains a list of employees of the Group Companies who are entitled to receive in the calendar year 2015 a gross annual base salary (excluding fringe benefits, such as incentives, company car and other benefits or bonus arrangements) in excess of EUR 100,000 (in words: one hundred thousand Euros) as well as of any managing director (Geschäftsführer) of the Group Companies (such individuals collectively hereinafter referred to as the "Key Employees" and each of them as a "Key Employee"). None of the Key Employees has given written notice of termination of his or her employment.

c)
Unless otherwise shown in Annex 6.9 c), none of the Key Employees has received any binding commitment or benefits or other advantages in the context of the negotiations or transactions contemplated in this Agreement.

d)
Annex 6.9 d) contains details of the employment relationship (starting date, notice period, base remuneration, contingent compensation, other benefits on an anonymised basis) of each Key Employee of a Group Company as well as of any employee entitled to remuneration at an annual rate of more than EUR 75,000 (in words: seventy five thousand Euros).

e)
To the Sellers’ Knowledge, no Group Company owes an amount to a present or former director or employee of a Group Company (or his dependant) other than for accrued remuneration, accrued holiday pay or reimbursement of business expenses.

f)
No Group Company has made any redundancies other than in the ordinary course of business. There have not been in the past three years prior to the date of this Agreement any notices for mass redundancies.

g)
Annex 6.9 g) lists all agreements regarding pensions (the "Disclosed Schemes") currently applicable to any of the Group Companies respectively its directors and employees or former directors or employees.

h)	All contributions and other amounts which have fallen due for payment under the Disclosed Scheme have been paid.

6.10    Insurance

a)
Annex 6.10 contains a list of all existing insurance contracts or policies ("Policies"). None of the insurance contracts have been terminated in writing. All premiums due on the above policies have been duly paid. As of the Closing Date there are no claims under the insurance policies exceeding EUR 15,000 (in words: fifteen thousand Euros) currently pending.

b)
To the Sellers’ Knowledge, each of the Policies is valid and enforceable and is not void or voidable, assuming that such agreements have been duly authorised by the counterparties thereto and that such counterparties have the requisite legal capacity to enter into such agreements.

6.11    Litigation and compliance with laws

a)
Unless listed in Annex 6.11 a), the Group Companies and any person for whose acts or defaults any Group Company may be vicariously liable are not involved or has during the five years ending on the date of this Agreement been involved in any law suit or other proceeding pending (rechtshängig) against them before any court, arbitral tribunal or governmental agency involving an amount in dispute (Streitwert) in excess of EUR 15,000 (in words: fifteen thousand) or which is of fundamental importance on the Business regardless of the amount in dispute. There are no pending (rechtshängig) claims against any of the Group Companies under the Product Liability Act (Produkthaftungsgesetz) or similar laws in other jurisdictions concerning products manufactured by any Group Company nor have there been such claims in the five years prior to this Agreement.

b)
To the Sellers’ Knowledge, each Group Company has in the past three years conducted its business in all material respects in accordance with all laws and legal and administrative requirements applicable to them (zwingendes Recht) in any jurisdiction, including, without limitation, labour laws, data protection laws and public laws. No Group Company is in violation of any anti-trust laws nor, to Sellers’ Knowledge, of anti-bribery laws.

c)
Unless listed in Annex 6.11 c), there have not been in the past three years and there are no governmental, regulatory or administrative investigation, enquiry, process or enforcement proceedings concerning a Group Company (except for regular investigations or reviews within the ordinary course of business), none are pending or threatened in writing, and, to the Sellers’ Knowledge, no fact or circumstance exists which is likely to give rise to any such investigation, enquiry or proceedings.

6.12    No Leakage
No Leakage other than a Permitted Leakage (as defined in Section 6.12b)) occurred between the Effective Economic Date and the Closing Date.

a)	Leakage in terms of this Section 6.12 shall mean (hereinafter referred to as "Leakage")

(i)
any payment or declaration of dividend or similar distribution by the Group Companies to the Sellers or any of their affiliates in the meaning of sections 15 et. seq. AktG (other than the Group Companies) (the "Affiliates");

(ii)	the transfer by any Group Company to any Seller or any Person close to the Sellers of any assets (other than minor assets transferred for no less than fair market value);

(iii)	any assumption of liabilities owed by the Sellers or any Person close to the Sellers by the Group Companies;

(iv)	the waiver by any Group Company of any amount owed to any Group Company by any Seller or any Person close to the Sellers;

(v)	any payment by or commitment to pay any fees for or costs of the transactions contemplated in this Agreement, in each case by a Group Company;

(vi)
any other payment made or agreed to be made by any Group Company to any Seller or any Person close to the Sellers, other than pursuant to (x) existing managing director service agreements, (y) employment agreements or (z) in accordance with past practice to the advisory board members;

(vii)	any redemptions of capital by the Company;

(viii)	any loans granted by any Group Company or any interest thereon (other than such loans that are listed on Annex 6.4e) to any Seller or any Person close to the Sellers;

(ix)	any payment of any management or investor or other directors' fees (each except for payments under existing managing director service agreements) by any Group Company to any Seller;

(x)	any payment of any adviser's fees or finder's fee in connection with the transaction contemplated by this Agreement by any Group Company; or

(xi)	any Tax becoming payable by the Group Companies directly as a consequence of any of the matters set out in this Section 6.12a).
In addition, Leakage in terms of this Section 6.12 shall also mean the entering into any agreement, passing of any resolution or taking of any other measure leading to any of the above after the Closing Date.

b)
Permitted Leakage in terms of this Section 6.12 shall mean the transactions or, as the case may be, payments between the Group Companies and the Sellers or any of their Affiliates (other than the Group Companies) conducted in the ordinary course of business and on an arm's length basis and as disclosed in Annex 6.12b) or as contemplated under this Agreement (hereinafter referred to as "Permitted Leakage").

6.13    Tax Guarantees

a)	The Group Companies have

(i)
filed or submitted all Tax Returns (for the avoidance of doubt including self-declarations) required to be filed or submitted before the Closing Date on a proper and timely basis, taking into account any permitted extension, with any Taxing Authority;

(ii)
(taking into account any permitted extension) in a timely manner paid all Taxes (which for the avoidance of doubt includes all required deductions from payments) due and payable before the Closing Date;

(iii)	to the Sellers’ Knowledge, maintained complete and accurate records, invoices and other information in relation to Tax that meet all Tax law requirements; and

(iv)
except as disclosed in Annex 6.13 a) (iv) received no binding information such as advance rulings in accordance with section 89 para. 2-7 of the General Tax Code, binding commitments in accordance with sections 204 et seq. of the General Tax Code or final settlements.

b)	Except as disclosed in Annex 6.13 b) no Group Company is a member of a group, consolidated group or fiscal unity for Tax purposes.

c)	To the Seller´s Knowledge and except as disclosed in Annex 6.13 c)

(i)
neither the execution nor completion of this Agreement, nor any other event since the Effective Economic Date, will result in the clawback, withdrawal or disallowance of any deduction or allowance previously given; and

(ii)	no control periods exist with relation to shares held by any of the Group Companies.

d)
Each Group Company has been resident in its jurisdiction of incorporation for Tax purposes and has not been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements nor except as disclosed in Annex 6.13 d) has had a permanent establishment or taxable presence outside its jurisdiction of incorporation.

e)	No Group Company has been involved in any transaction or series of transactions with the sole purpose being the avoidance, reduction or deferral of a Tax liability without justifiable economic reason.

f)	To the Sellers’ Knowledge, all documentations necessary for tax purposes, including but not limited to transfer pricing documentations, fully comply with all legal requirements applicable to them.

6.14    No other Guarantees

a)
The Purchasers explicitly acknowledge that they are not relying on any express or implied representations, warranties or guarantees of any nature made by the Sellers except for the guarantees explicitly given by the Sellers under this Agreement.

b)	Without limiting the generality of the foregoing, the Purchasers acknowledge that the Sellers give no representation, warranty or guarantee with respect to

(i)
any projections, estimates or budgets delivered or made available to the Purchasers of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) or the future business operations of the Group Companies; or

(ii)
any other information or documents made available to the Purchasers or its counsels, accountants or advisors with respect to the Business and the Group Companies, except as expressly set forth in this Agreement; or

(iii)	any tax matter other than according to Section 6.13 to which exclusively Section 8 shall apply.

6.15    Sellers’ Knowledge
In this Agreement, the knowledge of the Sellers (heretofore and hereinafter referred to as the "Sellers’ Knowledge") shall encompass the actual knowledge (positive Kenntnis) and grossly negligent failure to know (grob fahrlässige Unkenntnis) of the Sellers as of the Closing Date.

Section 7    Remedies for Breach of Guarantees

7.1    General
Subject to the provisions of this Section 7, if any Sellers’ guarantee pursuant to Section 6 of this Agreement is incorrect (a “Breach”), the Sellers shall be jointly liable (Gesamtschuldner) to put the relevant Purchaser into the position it would have been in if a Breach had not occurred. In the event of a Breach of the guarantees pursuant to Section 6.2 (title guarantees) and Section 6.12 (no leakage) and Section 8.1a)(ii), each Seller shall only be liable severally and individually (Einzelschuldner) for its own Breach of the relevant guarantee as set forth in Section 6.2 (title guarantees) and Section 6.12 (no leakage).

7.2    Indemnification and Losses

a)
Subject to the provisions of this Section 7, if any Breach occurs the Sellers or in case of a Breach of the relevant guarantees as set forth in Section 6.2 (title guarantees) or Section 6.12 (no leakage), the respective Seller, shall put the Purchasers or, at the sole discretion of the Purchasers any Group Company concerned, into the same position it would be in, if the Breach had not occurred (Naturalrestitution). If and to the extent remediation in kind has not been effected by the Sellers or the respective Seller in case of a Breach of the relevant guarantees as set forth in Section 6.2 (title guarantees) or Section 6.12 (no leakage) within a period of two (2) months after a written request for such remediation has been made by the Purchasers, or if such remediation in kind is not possible (Unmöglichkeit), the Purchasers shall be entitled to request from the Sellers or the respective Seller only compensation in cash (Schadensersatz in Geld) for any Losses (as defined below) incurred by the Purchasers or any Group Company. Any payments made by a Seller pursuant to this Agreement shall be treated by the Parties as adjustments to the Purchase Price except as otherwise required by applicable law.

b)
“Losses” for purposes of Breaches shall mean the amount of money necessary to restore the damage by non-performance (kleiner Schadensersatz), provided that the Purchasers may not assert any claims for indirect and/or consequential damages (Folgeschäden), in particular loss of profit (entgangener Gewinn) and internal administration costs.

c)
The legal principles as to the calculation of damages, mitigation of damages and the offsetting of losses by advantages due to the damaging event (Schadensberechnung, Schadensminderung, Vorteilsausgleichung) pursuant to sections 249 et seq. BGB shall apply. For the avoidance of doubt, damages in form of value losses shall not be calculated by applying any multiples which have or could have been used to calculate the Share Purchase Price.

d)
The Parties are in agreement that where one and the same set of facts (Sachverhalt) qualifies under more than one provision (e.g. several guarantees and/or a guarantee and an indemnification) entitling the respective Purchaser to a claim or remedy under this Agreement, the respective Purchaser’s damage shall not be recoverable more than once.

7.3    Liability Exclusions

a)
The Sellers shall not be liable for any Breach, and the respective Purchaser may not assert claims (Ansprüche, section 194 BGB) against the Sellers under any provision of this Agreement if and to the extent that (soweit)

(i)	the amounts asserted by such claim are reflected as liabilities or accruals in the Consolidated Financial Statements as per the 2015 Accounts Date,

(ii)	the Purchaser or the Group Companies have recovered the amount asserted by the claim from an insurance company (other than the W&I Insurance provider) or have obtained recovery from a Third Party; or

(iii)
the Purchaser’s claim results from or is increased by the passing of, or any change in any Law, statute, ordinance, rule, regulation, or administrative practice of any government, governmental department or Authority after the Closing Date, including (without prejudice to the generality of the foregoing) any increase in the rates of Taxes or any imposition of Taxes or any withdrawal or relief from Taxes not actually (or prospectively) in effect at the Closing Date.

7.4    Disclosed Matters
The Sellers shall not be liable for a Breach if and to the extent that the underlying facts of such Breach have been disclosed to the Purchasers or its representatives or advisers. The documents and matters which were made available and duly disclosed (i) in the electronic data room as of 29 March 2016, 7:51 pm EST (the "Data Room"), (ii) the additional documents disclosed outside the Data Room after 29 March 2016, 7:51 pm EST, a list of which is attached hereto as Annex 7.4 (the “Additional Documents”) (iii) or are included in this Agreement (including the annexes hereto) shall be deemed to have been disclosed by the Sellers.
For evidence purposes, the Sellers and the Purchasers have jointly deposited (i) one CD-ROM containing scans of all information provided as per 29 March 2016, 7:51 pm EST in the Data Room and (ii) one CD-ROM containing scans of the Additional Documents with the Notary. The Notary shall keep in his custody the original CD-ROMs for a period of eighteen months as of the Closing Date and shall provide the Parties with copies thereof upon their request. The notary does not have to meet further safety precautions. After the eighteen months period the notary shall destroy the CD-ROMs.

7.5    De Minimis and Deductible
Except as expressly provided otherwise in this Agreement, the Purchasers may assert claims under this Agreement only if

a)
the value of the claim exceeds an amount of EUR 25,000 (in words: twenty five thousand Euros) (the "De Minimis Amount") in each individual case (and for this purpose all claims of whatever amount arising from the same cause or subject matter shall be aggregated); and

b)
the aggregate amount of all such individual claims asserted (which exceed the De Minimis Amount) exceeds an aggregate amount of EUR 200,000 (in words: two hundred thousand Euros) (the "Deductible") and in such case for the amount exceeding the deductible (Freibetrag), provided that the De Minimis Amount and the Deductible shall not apply for claims arising from a breach of Section 6.2 (title guarantees), Section 6.12 (no leakage), Section 6.13 (tax guarantees), any claim pursuant to Section 8 (tax indemnification) or as provided under Section 7.10.

7.6    Sellers’ Liability Exclusion
The Purchasers have entered into a warranties and indemnities insurance with AIG Europe Limited (the “W&I Insurance”) a copy of which is attached hereto as Annex 7.6. In the event of (i) a claim of any of the Purchasers against any of the Sellers for specific performance or for a compensation in cash for Losses pursuant to Section 7.2 a) which is based on a Breach of any of the guarantees contained in Section 6 and/or (ii) an indemnification claim of any of the Purchasers against any of the Sellers under Section 8 (each of (i) and (ii) a “Warranty Claim”), it is hereby acknowledged and agreed by the Purchasers that any liability of the Sellers for payments under any Warranty Claim shall be excluded (“Liability Exclusion”) in respect of any such Warranty Claim. The Liability Exclusion shall not apply for claims arising from a Breach of Section 6.12 (no leakage) and indemnifications pursuant to Section 8.1a)(ii) (the “Fundamental Guarantee”).

7.7    Liability Cap
The Sellers’ aggregate liability vis-à-vis the Purchasers for any Breach of the Fundamental Guarantee or any other obligation or provision contained in this Agreement or in connection with the Transaction shall be limited to the Purchase Price allocated to the respective Seller in accordance with its respective Economic Interest.

7.8    Time Limitation
If not provided otherwise in this Agreement (such other provisions including, but not limited to, Section 7.10 and Section 8.6), the Purchasers’ claims under this Agreement shall be time-barred (verjähren) on the date which is 18 months from the Closing Date.

7.9    Third Party Claims
With the exception of claims pursuant to Section 8 hereunder

a)	in the event of a claim by the Purchasers under or in connection with this Agreement the respective Purchaser shall

(i)
without undue delay following the date the Purchaser has actual knowledge (positive Kenntnis) of the claim, notify the Sellers thereof and, to the extent then feasible, describe its claim in detail and set forth the estimated amount of such claim and

(ii)
give the Sellers the reasonable opportunity to provide for a natural restitution, as set forth in Section 7.2, to the extent possible according to the nature of the claim. The respective Purchaser shall duly inform the Sellers of the circumstances giving rise to a claim, will ensure that the Sellers shall have access to information which could be useful in connection with the performance of their rights, the defence against or the enforcement of claims and give the Sellers the opportunity to take part in all meetings and negotiations in this respect. As between the Purchasers and the Sellers, any settlement, waiver or acknowledgement agreed on or declared by the respective Purchaser, the Company or the Subsidiaries shall not constitute proof of the factual or legal situation underlying the settlement, waiver or acknowledgement.

b)
If an event occurs which might give rise to a claim, suit, action or proceeding (including, for the avoidance of doubt, any audits or examinations by tax, environmental or other Authorities) brought or threatened in writing by a Third Party in respect of which the relevant Purchaser may seek indemnity or claim damages hereunder (a "Third Party Claim") the relevant Purchaser will promptly notify the Sellers after the relevant Purchaser becomes aware (positive Kenntnis) of it, provided however, that any delay in providing notice shall not limit the liability of the Sellers to indemnify or pay damages to the relevant Purchaser hereunder. However, section 254 BGB remains applicable. At the Sellers’ request, the relevant Purchaser shall (i) make available to the Sellers a copy of the documents substantiating the Third Party Claim and, to the extent available to the relevant Purchaser, of all time sensitive documents relating to the Third Party Claim, and (ii) give the Sellers the opportunity to defend at their own expense the relevant Purchaser, the Company or the relevant Subsidiary against such claim in co-operation with the relevant Purchaser.

c)
The Sellers shall at their sole discretion and at their expense have the right to participate in the defence against any Third Party Claim. If the Sellers choose to participate in the defence, the relevant Purchaser shall use its reasonable efforts in assisting the Sellers in the defence of such Third Party Claim. The Purchaser shall procure that no such Third

Party Claim is settled without the prior written consent of the Sellers, which consent shall not unreasonably be withheld or delayed; provided, however, that consent shall be deemed to have been given if the Sellers fail to object to the settlement within fifteen (15) Business Days following the receipt of the relevant Purchaser's written notification of its intention to settle a Third Party Claim, provided that the foregoing obligations of the Purchaser in this Section 7.9 shall be subject always to the freedom of the Purchasers to take or desist from taking such actions as they reasonably consider necessary or desirable to preserve the business continuity and goodwill of the Business.

7.10    W&I Insurance
No provision in this Section 7 shall limit or restrict, or be deemed to limit or restrict, the right of the Purchaser to claim under the W&I Insurance.

7.11    No further indemnification rights
The provisions of Section 6, Section 7 and Section 8 constitute the entirety of the representations and warranties by the Sellers and the agreements between the Sellers and the Purchaser with respect to the consequences of a breach thereof. All other claims of the Purchaser, except for claims for specific performance (Erfüllungsanspruch) to transfer title to the Shares or the Shareholder Loan, under this Agreement of any kind in connection with this Agreement and the transaction contemplated herein, whether these claims relate to a subsequent performance (Nacherfüllung) pursuant to sections 437 No. 1, 439 BGB, a reduction of the purchase price (Minderung) pursuant to sections 437 No. 2, 441 BGB, rescission (Rücktritt) pursuant to sections 437 No. 2, 440 BGB or challenge (Anfechtung) of this Agreement, to payment of damages or other legal consequences, and regardless of the legal basis including liability for defects, liability for imperfection in title, culpa in contrahendo, frustration of contract (Wegfall der Geschäftsgrundlage) pursuant to section 313 BGB and voidability), shall be excluded to the extent legally permissible. The provisions of this Section 7 shall not limit any rights and remedies resulting from fraud or wilful misconduct (Vorsatz).

Section 8    Tax Indemnification

8.1    TAX INDEMNITY

a)	Pursuant to the provisions in this Section 8, the Sellers shall

(i)	indemnify the Share Purchaser from any Pre-Effective Date Tax payable by any of the Group Companies; or

(ii)	indemnify the Share Purchaser from any Tax liability payable by any of the Group Companies which liability arises in consequence of an Event which has occurred since the Effective Economic Date but on or before Closing and outside of the relevant Group Company's ordinary course of business (“Event Tax”); for the avoidance of doubt there will be no liability under clause 8 for any income tax under PAYE or employer or employee NIC to the extent to which the same has been dealt with through the payment and release agreement attached as Annex 11.1 g);

b)	but only if and to the extent that

(i)	the Pre-Effective Date Tax or Event Tax was not paid prior to or on the Effective Economic Date;

(ii)
the aggregate amount of Pre-Effective Date Taxes to be paid after the Effective Economic Date and to be indemnified under this Section 8.1 exceeds the aggregate amount of all Tax liabilities and Tax accruals and provisions included - also as part of other accruals and provisions - in the Locked Box Financial Statements;

(iii)	none of the Group Companies has been paid in full upon a corresponding claim for repayment, reimbursement or indemnification against a Third Party;

(iv)
the Pre-Effective Date Tax or Event Tax is not the result of any change in Law (including subordinate legislation) or in the generally published interpretation or practice of any Taxing Authority coming into force after the Effective Economic Date;

(v)
the Pre-Effective Date Tax or Event Tax is not the result of (i) any change in the accounting and taxation principles or practices of any of the Group Companies (including the methods of submitting Tax Returns) introduced after the Closing Date, or (ii) any transaction, action, measure or omission (including the change in the exercise of any Tax election right, the approval or implementation of any reorganization measure or the sale of any asset) initiated or executed by the Share Purchaser or the relevant Group Company after the Closing Date unless this is

(i)	carried out pursuant to a legally binding obligation of the relevant Group Company incurred on or before Closing;

(ii)	required by mandatory law or in order to comply with applicable generally accepted accounting principles as in force at Closing;

(iii)	pursuant to an obligation imposed by any Law or requirement having the force of law;

(iv)	carried out pursuant to a legally mandatory disclosure to a Taxing Authority;

(v)	in accordance with past practice to the extent the past practice is not contradictory to mandatory law or

(vi)	at the written request of or with the written approval of the Sellers.

(vi)
the Pre-Effective Date Tax or Event Tax cannot or could not be avoided by offsetting taxable profits against any Tax losses carry back or Tax losses carry forward that are or were available (including as a result of subsequent tax audits) in the Pre-Effective Date Period, whereby any consumption or reduction of such Tax loss carry back or Tax loss carry forward caused directly or indirectly by the Share Purchaser or - after the Closing Date - by the relevant Group Company shall be disregarded for the purpose of determining the existence of such offsetting opportunity ("as-if-calculation”);

(vii)
the Pre-Effective Date Tax or Event Tax is not the result of a failure by the Share Purchaser to comply with any of its covenants, obligations or any other kind of commitment set forth in this Section 8;

(viii)	this Agreement does not provide otherwise that the Tax in question shall be borne by the Share Purchaser; and

(ix)
the Pre-Effective Date Tax or Event Tax does not correspond to or cannot be offset against Tax reductions (Steuerminderungen), Tax Refunds or any other kind of Tax savings, in each case arising out of or relating to the circumstance triggering the Tax indemnification claim, including but not limited to reciprocal effects (Wechselwirkungen) resulting e.g. from the lengthening of depreciation periods or higher depreciation allowances (Phasenverschiebung) or from the transfer of items relevant for Taxes (e.g. turnover, income, expenses, VAT payable corresponding with a VAT refund etc.) into another calendar year or the transfer of Tax items from one entity to another entity. The Tax reduction to be deducted shall be calculated for purposes of this clause under the assumption that the relevant Group Company is and will remain in a Tax paying position and exclusively as follows on an all-in basis: (i) face value of the Tax reduction if and to the extent the Tax saving relates to other Taxes than Income Taxes, i.e. without any discounting effect, but minus any Income Tax thereon, if any, and (ii) the net present value of the Tax reduction if and to the extent the Tax saving relates to Income Taxes whereby the net present value shall be calculated on the basis of (a) the statutory Tax rates applicable in the respective jurisdiction on the Closing Date, (b) an equal allocation of the reverse effect over three (3) years in the case of fixed assets, five (5) years in the case of pension accruals, and one (1) year in the case of current assets and liabilities and any other accruals and (c) an applied discount rate of six (6) per cent per annum.

c)
Any indemnification payment to be made by the Sellers pursuant to Section 8.1 is due by the later of twenty (20) Business Days after the Seller 3 acting for and on behalf of all Sellers has been notified in writing by the Share Purchaser about the payment obligation and the corresponding payment date together with a copy of the underlying Tax assessment and five (5) Business Days before the last date on which the Tax is payable (without triggering a liability to interest or penalties). On request of the Seller 3 acting for and on behalf of all Sellers the Share Purchaser shall procure that the relevant Group Company makes reasonable efforts to achieve a deferred payment date, in particular but not limited to (where appropriate) the application for a suspension of enforcement of the tax payment obligation (Aussetzung der Vollziehung) or equivalent application in a relevant foreign jurisdiction. If the Tax for which an indemnification payment has been made is subsequently reduced, the difference between the higher indemnification payment and the local Tax amount shall be reimbursed by the Share Purchaser to the Sellers. Sections 8.2c) and 8.2d) shall apply mutatis mutandis to the existence of over-indemnification and the reimbursement obligation of the Share Purchaser.

8.2    Tax Refunds; Overstated Tax Provisions;

a)
The Share Purchaser shall pay to the Sellers an amount equal to any Pre-Effective Date Tax Refund received by the Share Purchaser or any of the Group Companies after the Effective Economic Date if and to the extent that the aggregate amount of these Pre-Effective Date Tax Refunds exceeds the aggregate amount of all Tax Refunds shown in the Locked Box Financial Statements;

b)
The Share Purchaser shall pay to the Sellers the amount of any Tax liability, Tax accrual or Tax provision (other than deferred Tax in each case) included - also as part of other liabilities, accruals and provisions - in the Locked Box Financial Statements that exceeds the actual Tax charge. and therefore is or has to be dissolved in the commercial balance sheet of the relevant Group Company.

c)
The Share Purchaser shall be entitled to exercise a right of set-off (Aufrechnung) with respect to its obligations under this section 8.2 against its existing claims against the Sellers under this Agreement in accordance with sections 387 et seq. BGB.

d)
The Share Purchaser shall, and shall procure that the relevant Group Company will promptly notify the Seller 3 acting for and on behalf of all Sellers in writing of the receipt of any Pre-Effective Date Tax Refund in the meaning of Section 8.2a) and/or the amount of any excess referred to in Section 8.2b). The Sellers are entitled to appoint a certified accounting firm at their own expense - to confirm the amount of the Pre-Effective Date

Tax Refund or excess referred to in Section 8.2b). Section 8.5c) shall apply mutatis mutandis to such review or investigation.

e)
Any amount payable to Sellers pursuant to this Section 8.2 shall be due and payable twenty (20) Business Days after the Pre-Effective Date Tax Refund has been refunded (including - but not limited to - by way of set-off, deduction or consumption) to the Share Purchaser or the relevant Group Company or the respective Tax liability or accrual has been or should have been - in accordance with relevant local GAAP - dissolved.

8.3    Tax Covenants

a)
The Share Purchaser covenants to the Sellers by way of an independent promise of guaranty (selbständiges Garantieversprechen) pursuant to section 311 para. 1 BGB that the Share Purchaser will not, and that after the Closing Date any of the Group Companies or its direct or indirect shareholders will not,

(i)
take any action that subject to Share Purchaser´s Knowledge (i) gives or could give rise to any additional Tax liability or other damage (including, but not limited to, any Tax indemnification liability under this Section 8) of the Sellers or other present or former direct or indirect shareholders of the Group Companies or (ii) result in any increase thereof or in the loss or reduction of any Tax Asset; or

(ii)
if it has or could have an impact subject to Share Purchaser´s Knowledge on Tax matters related to the Pre-Effective Date Period or a Relevant Tax Proceeding (i) exercise or change any Tax election right for any of the Group Companies, (ii) prepare, determine or change any (commercial or tax) financial statements or accounting practice of any of the Group Companies, (iii) amend any Tax Return filed on or before Closing for any of the Group Companies, (iv) change any transfer pricing scheme of any of the Group Companies which is in place at the Closing Date, (v) enter into any transaction, merger, conversion or any other kind of restructuring unless in any case (i) the action or omission is compelled by mandatory law or (ii) the Purchasers undertake to indemnify the Sellers from any such Tax consequences relating to a Pre-Effective Date Period or (iii) the Sellers have given their prior written consent to the Share Purchaser to take such action or omission as set out in 8.3(a)(i) or (ii). These covenants constitute - for the avoidance of doubt - also contracts in favour of third parties (Vertrag zugunsten Dritter). For purposes of this Section 8.3a), Share Purchaser’s Knowledge is limited to anything guaranteed or disclosed in Section 6.13 or the relevant Annexes to Section 6.13.

b)	Prior to the Closing Date, the Sellers shall prepare and file, or cause the relevant Group Company (i) to prepare and file Tax Returns when due before the Closing Date and (ii)

timely pay, or procure that timely be paid, all Taxes payable under such Tax Returns, in all cases taking into account any permitted extension of time.

c)
After the Closing Date, the Share Purchaser shall procure that all of the Group Companies prepare and file when due all outstanding Tax Returns in line with past practice. Any Tax Returns relating in whole or in part to any Pre-Effective Date Taxes or to the Pre-Effective Date Period or a Relevant Tax Proceeding shall be subject to the review and written consent of Seller 3 acting for and on behalf of all Sellers. The Share Purchaser shall not, and procures that the Company will not, submit any such tax return to any Taxing Authority without such prior review and written approval by Seller 3 acting for and on behalf of all Sellers. The Share Purchaser shall ensure that any such Tax Return to be reviewed and approved by Seller 3 acting for and on behalf of all Sellers will be sent to the Seller 3 acting for and on behalf of all Sellers not later than twenty (20) Business Days prior to the due filing date of the relevant Tax Return. The Sellers shall be deemed to have given their consent to any such Tax Return timely and fully furnished to Seller 3 for review if they did not provide any comment with respect to the Tax Return to the Share Purchaser or the relevant Group Company within fifteen (15) Business Days following the receipt of the respective Tax Return. Section 8.5c) shall apply mutatis mutandis for any factual information that the Sellers deem necessary for their review of a Tax Return and that the Sellers request from the Share Purchaser before expiry of the period of fifteen (15) Business Days pursuant to the preceding sentence.

d)
Nothing in this section 8.3 shall require the Share Purchaser or any Group Company to take any action that might be regarded as being against any law or against any applicable administrative directive at the time the action has to be taken.

8.4    Purchase Price Adjustment
Any payment to be made pursuant to this Section 8 shall be treated as an adjustment of the Share Purchase Price.

8.5    Tax Proceedings after Closing

a)
The Share Purchaser shall notify the Seller 3 acting for and on behalf of all Sellers of any announcement and commencement of any Relevant Tax Proceedings. The notification shall be made in writing and without undue delay after the Share Purchaser and/or the relevant Group Company became aware (positive Kenntnis) of such event and shall contain such factual information describing the object of the Relevant Tax Proceeding as is known by the Share Purchaser and the relevant Group Company at that time and the amount of the potential Tax liability in reasonable detail and shall include copies of any assessment, notice or other document received from any Taxing Authority related to the respective Tax.

b)
The Share Purchaser shall ensure, and shall procure that the relevant Group Company shall, (i) give the Seller 3 acting for and on behalf of all Sellers the opportunity to fully participate, at the Sellers' cost and expense, from the beginning on in all Relevant Tax Proceedings, (ii) upon the request of the Seller 3 acting for and on behalf of all Sellers and at the Sellers’ cost and expense, challenge and litigate any Tax assessment or other decision of any Taxing Authority or Tax court if and to the extent it is related to a Tax to be indemnified or a Tax Asset of the Sellers and (iii) comply with any reasonable instructions given by Seller 3 acting for and on behalf of all Sellers in relation to the conduct of the Tax Proceedings referred to in (i) and (ii) above, if and to the extent that the Sellers’ instructions are not unduely burdensome. If the Seller 3 acting for and on behalf of all Sellers elects by a written request to lead Relevant Tax Proceedings (including but not limited to the objection of Tax assessment and appeals against court decisions) through counsel of its choice and at its expense, then the Share Purchaser shall promptly authorize, and shall cause the relevant Group Company to authorize, (by power-of-attorney and such other documentation as may be necessary or appropriate) the designated representative of the Sellers to represent the Share Purchaser and the relevant Group Company in the Tax Proceedings. In any case the Share Purchaser shall, and shall procure that after the Closing Date without the prior written consent of the Seller 3 acting for and on behalf of all Sellers, which shall not be unreasonably withheld or delayed, (i) no document or information related to any Relevant Tax Proceedings is submitted to any Taxing Authority and (ii) no Relevant Tax Proceeding is settled, conceded or in any way consented to or becomes time-barred.

c)
The Share Purchaser shall fully cooperate, and shall cause the Group Companies and their representatives to fully cooperate with the Sellers with respect to all Relevant Tax Proceedings. On request of the Seller 3 acting for and on behalf of all Sellers, the Share Purchaser shall in particular procure that the Sellers obtain any necessary document or information which can reasonably be useful for the Sellers to avoid or mitigate any liability under this Section 8, to protect a Tax Asset or to enforce a claim under this Section 8, provided that the respective document or information is accessible for the relevant Group Company or the Share Purchaser or can be procured by them without unreasonable effort. The Share Purchaser or the Group Companies shall store all records, documents and information relating to Relevant Tax Proceedings until the expiration of any applicable statute of limitations.

d)	If the Sellers elect pursuant to Section 8.5b) to lead Relevant Tax Proceedings through counsel of their choice (and at their expense) the Sellers shall:

i.
keep the Share Purchaser fully informed of all matters relating to the Relevant Tax Proceedings and deliver to the Share Purchaser copies of all substantive material correspondence (to include attendance notes of any telephone conversations with any Taxing Authority) relating to the Relevant Tax Proceedings;

ii.	use all reasonable endeavours to bring the Relevant Tax Proceedings to a conclusion as regards the relevant Taxing Authority within a reasonable period of time; and

iii.
obtain the Share Purchaser’s prior written approval to the settlement or compromise of the Relevant Tax Proceedings which is likely to affect the future Tax liability of a Group Company or the Share Purchaser.

e)
Section 8.5b) does not apply if the Sellers or a Group Company or any person acting on their behalf have committed an act or is responsible for an omission which constitutes Tax fraudulent or grossly negligent conduct.

f)	Nothing in this Section 8.5 shall require the Share Purchaser or any Group Company to take any action which will constitute a breach of mandatory law.

g)
If the Sellers do not either request any action to be taken pursuant to Section 8.5b), or give notice to the Share Purchaser that they wish to lead Relevant Tax Proceedings through counsel of their choice pursuant to Section 8.5b), in either case within fifteen (15) Business Days of the timely receipt of the notification referred to in Section 8.5a), the Share Purchaser or relevant Group Company shall have the conduct of the Relevant Tax Proceedings absolutely and shall be free to contest, pay or settle the Relevant Tax Proceedings on such terms as the Share Purchaser or relevant Group Company may in its absolute discretion consider fit.

8.6    Limitations
The claims of the Share Purchaser and the Sellers under this Section 8 shall become time-barred upon expiration of a six (6) months period after the earlier of (i) the point in time at which the Tax assessment underlying the respective claim becomes finally and legally binding (formell und materiell bestandskräftig) or any equivalent status under the laws of any other relevant jurisdiction and (ii) eighteen (18) months following the Effective Economic Date; but in respect of claims of the Sellers pursuant to Section 8.2 no earlier than six (6) months after the Seller has received notification pursuant to Section 8.2 d) (it being understood that claims of the Sellers shall only become time-barred for the specific amounts of the specific claim expressly so notified). The notification obligations of the Share Purchaser pursuant to Section 8.2 d) shall not become time-barred, but shall only cease to exist upon a respective written waiver by the Sellers.

Section 9    Representations, Warranties and Covenants of the Purchasers

9.1	The Purchasers represent and warrant to the Sellers in the sense of sections 311 para. 1, 276 para. 1 BGB as follows, in each case as of the Closing Date:

a)	The Purchasers are corporations duly incorporated and validly existing under the Laws of Germany and the Cayman Islands.

b)
The execution and performance by the Purchasers of this Agreement and the consummation of the Transaction is within the corporate powers of the Purchasers and have been duly authorised by all necessary corporate action on the part of the Purchasers.

c)
The Purchasers are not insolvent or over-indebted and no insolvency proceedings have been initiated or opened, or rejected because of a lack of assets and no circumstances exist which would justify the initiation or opening of such insolvency proceedings.

d)	The Share Purchaser is purchasing the Shares for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof.

e)	The execution of this Agreement and the consummation of the Transaction contemplated herein will not constitute any breach of any other obligations of the Purchasers.

f)	The Purchasers have sufficient unconditional and immediately available funds to meet their obligations hereunder.

g)	The Purchasers are not aware (positive Kenntnis) of any claims against the Sellers pursuant to Section 6 and Section 7 of this Agreement as of the date hereof.

9.2
The Purchasers shall ensure that for a period of one (1) year as of the Closing Date, the Shareholder Loan is not repaid, neither in whole nor in part, neither unconcealed nor covert, neither in cash nor by way of any other payment (sonstige Leistung), nor in any other way. The Purchasers shall indemnify Seller 1 from all claims asserted by any Group Company or insolvency administrator over the assets of any Group Company, irrespective of their legal grounds, due to or in connection with a repayment of the Shareholder Loan (loan amount and/or interest) in whole or in part in breach of the obligation contained in the preceding sentence, unconcealed or covert, and regardless the recipient of such repayment.

Section 10    Protective Covenants

10.1
Each of Seller 2 and Seller 3 covenants separately with the Purchaser that he shall not for a period of two years after the Closing Date either alone or jointly with, through, or as, partner, director, manager, adviser, consultant or agent of or to any person, directly or indirectly:

a)
carry on, or be engaged, employed, concerned or interested in any business which competes, directly or indirectly, with the business as carried on by the Company at the Closing Date in any territory in which such business is carried on at the Closing Date; or

b)
in competition with the business as carried on by the Company at the Closing Date, either seek to procure orders from, or do business with, or procure directly or indirectly any other person to procure orders from or do business with, any person who has been a customer or a supplier of such business at any time in the 12 months before the Closing Date or use knowledge of or influence over any such customer or supplier to the material detriment of the Company.

10.2
Each of the Sellers covenants separately with the Purchaser that he shall not for a period of two years after the Closing Date either alone or jointly with, through, or as, partner, director, manager, adviser, consultant or agent of or to any person, directly or indirectly seek to engage, employ, solicit, or contact with a view to seeking the engagement or employment by any person of any Key Employee.

10.3
Each of the covenants in this Section 10 is a separate undertaking by each relevant Seller and shall be enforceable by the Purchaser separately and independently of its right to enforce any other covenant in this Section 10.

10.4
Each of the Sellers acknowledges that the provisions of this Section 10 are fair and reasonable, but if any restriction is found to be unenforceable but would be valid if part of it were deleted or the period or area of application reduced, the restriction shall apply with such modification as necessary to make it valid and effective.

Section 11    Closing Actions

11.1	On the Closing Date the following actions (collectively, the "Closing Actions") shall be performed simultaneously (Zug um Zug):

a)	The Sellers provide the Purchaser with copies of the executed security release agreements, drafts of which are attached hereto as Annex 11.1 a);

b)	The Share Purchaser shall in accordance with Section 5.5 above repay the Existing Bank Debt on behalf of the Company;

c)
The Share Purchaser shall in accordance with Section 5.4 above pay the Share Purchase Price to (i) the joint bank account of the Sellers, (ii) to the Seller 2 escrow account as set forth in Annex 5.3 a) and (iii) to the Seller 3 escrow account as set forth in Annex 5.3 b), respectively;

d)	The Loan Purchaser shall in accordance with Section 5.4 above pay the Loan Purchase Price to the joint bank account of the Sellers;

e)	The Sellers shall provide to the Share Purchaser signed resignation letters of all members of the advisory board (Beirat) of the Company.

f)
Seller 2 provides to the Share Purchaser an executed version of the release and payment agreement with the Company regarding any tax payments to be made by the Company with respect to his portion of the Purchase Price, a draft of which is attached hereto as Annex 11.1 f);

g)
Seller 3 provides to the Share Purchaser an executed version of the release and payment agreement with Dicom Limited regarding any tax payments to be made by Dicom Limited with respect to his portion of the Purchase Price, a draft of which is attached hereto as Annex 11.1 g);

h)	Seller 2, Seller 3 and the Share Purchaser have entered into the escrow agreements with the acting Notary, drafts of which are attached hereto as Annex 5.3 a) and Annex 5.3 b).

11.2
Upon receipt of the full Purchase Price, the conditions precedent for the transfer in rem of the Shares and of the receivables from the Shareholder Loan are fulfilled. The Sellers shall promptly inform the Purchaser of their receipt of that part of the Purchase Price that is to be paid into the joint bank account of the Sellers and the Notary shall promptly inform the Parties of his receipt of that part of the Purchase Price which is to be paid into the Seller 2 escrow account as set forth in Annex 5.3 a) and into the Seller 3 escrow account as set forth in Annex 5.3 b), respectively. The Share Purchaser shall be entitled to waive in writing the Closing Action set forth in Section 11.1e). All other Closing Actions may be waived by the Parties acting jointly.

11.3
If all Closing Actions as set forth in Section 11.1a) to 11.1 h) have been taken or waived, the Sellers and the Purchasers shall execute a joint written confirmation, a draft of which is attached hereto as Annex 11.3, that the Closing Actions set forth in Section 11.1 have been taken or waived and submit it to the Notary. The Sellers and the Share Purchaser herewith irrevocably instruct the Notary to submit and file with the commercial register of the Company an updated shareholders’ list reflecting the execution of the share transfers effected hereunder immediately after he has received the aforesaid confirmation.

11.4
The Sellers hereby irrevocably authorize the Share Purchaser with effect as of the Closing Date to make shareholders’ resolutions on behalf of the Sellers with regard to the Company and to make all declarations and to take all measures that are necessary or appropriate to pass such shareholders’ resolutions (including waivers of statutory formalities), in particular:

a)	Resolutions on the increase and payment of capital reserves or other capital measures;

b)	Other shareholder resolutions.
This power of attorney shall expire as soon as the new list of shareholders of the Company that identifies the Purchaser as the owner of the respective shares is entered into the commercial register in accordance with section 16 (1) 1 German Limited Liability Companies Act (GmbHG). The Share Purchaser may exercise the power of attorney without prejudice to any shareholders’ resolutions which it makes in its own name pursuant to section 16 (1) 2 German Limited Liability Companies Act (GmbHG). The Share Purchaser will indemnify the Sellers against and from any liability due to a shareholders’ resolution made by the Share Purchaser. Upon the Share Purchaser’s request the Sellers will provide such power of attorney in a separate document as of the Closing Date.

Section 12    Miscellaneous

12.1
No party to this agreement shall make any public announcement with respect to this Agreement prior to or after the Closing Date without the prior written consent of the other Party (such approval not to be unreasonably withheld or delayed) and prior to and after the Closing Date, each Party shall keep confidential and not disclose to any Third Party any Confidential Information regarding the other Party disclosed to it in connection with this transaction as well as the contents of this Agreement, in each case except as may be required to comply with the requirements of any applicable Laws or the rules and regulations of any stock exchange upon which the securities of one of the Parties or their respective parent companies are listed or to the extent Confidential Information has to be given by the Sellers to their direct or indirect shareholders.

12.2
Each Seller shall not, and shall procure that their respective advisers (unless already bound by contractual and/or professional duty to keep the Confidential Information secret), officers, employees, Affiliates or direct or indirect shareholders will (directly or indirectly), at any time after the date of this Agreement, use or disclose any Confidential Information other than in the ordinary course of carrying on the business of the Group Companies or cause any unauthorised disclosure of any Confidential Information to any person.

12.3
All notices or other communications hereunder shall be deemed to have been duly made if they are made in writing in English (or accompanied by a certified English translation) and are delivered by registered mail or courier service or sent via facsimile to the person at the address set forth below, or such other address as may be designated by the respective Party to the other Parties in the same manner:

a)	To Seller 1:
For the attention of:    Mr. Barry McClay and Mr. Michel Davy
c/o International Private Equity Services Limited

1 Royal Plaza, Royal Avenue
St. Peter Port
Guernsey, GY1 2HL
Facsimile:            0044 (1481) 715 219

As well as for information purposes to their advisors:
For the attention of:    ECM Equity Capital Management GmbH
Mr. Axel Eichmeyer and Mr. Florian Thelenberg
Taunusanlage 18
60325 Frankfurt am Main
Germany
Facsimile:            0049 (69) 97102 24

b)	To Seller 2: Franzotto Hornung
Am Michelgrund 16
69469 Weinheim
Germany
Facsimile:             0049 (6201) 962802

c)	To Seller 3: Stuart Craig Heley
50 Lichfield Road, Sutton Coldfield
West Midlands B74 2NA
United Kingdom
Facsimile:            0044 (1773) 524906

For Seller 1-3 with copies to:        Mayer Brown LLP
Birgit Hübscher-Alt
Friedrich-Ebert-Anlage 35-37
60327 Frankfurt/Main
Germany
Facsimile:                 0049 (69) 7941 1028

d)	To the Share Purchaser: Kadant Johnson Germany GmbH
Geschäftsführung
Carl-Leverkus-Straße 10A
40764 Langenfeld

Germany
Facsimile:             001-978-635-1593

e)	To the Loan Purchaser: Kadant Cayman Ltd.
c/o Maples Corporate Services Ltd
P.O. Box 309
Ugland House
Ky1-1104, Grand Cayman, Cayman Islands
Facsimile:             001-978-635-1593

For the Purchasers with copies to:    Kadant Inc.
c/o Sandra Lambert, Vice President, General Counsel
One Technology Park Drive
Westford, MA 01886
USA
Facsimile:             001- 978-635-1593

SKW Schwarz Rechtsanwälte
Dr. Sebastian Graf von Wallwitz
Wittelsbacherplatz 1
80333 München
Germany
Facsimile:                 0049 (89) 280 94 32

12.4
The Parties confirm to each other their mutual legal understanding (gemeinsame Rechtsauffassung) that German law applies to this Agreement and all transactions contemplated herein. The Parties undertake (Prozessvereinbarung) to hold themselves bound to this legal understanding in the event of a dispute. The application of the UN Convention on Contracts for the Sale of Goods shall be excluded.

12.5	Exclusive place of jurisdiction to all disputes arising out of or in connection with this Agreement shall be Frankfurt/Main.

12.6
All transfer taxes, fees (including any notarial fees), stamp or registration duties and charges (including those incurred in connection with any governmental approvals, merger control filings, or costs for a certified translation for tax authorities - if required) payable in connection with the execution and performance of this Agreement shall be borne by the Purchasers. Notwithstanding the above, each Party shall pay its own expenses, including the fees of its advisers or any finder's fee, incurred in connection with this Agreement or the transaction contemplated hereby.

12.7
Should any provision of this Agreement, or any provision incorporated in the future, be or become invalid or unenforceable, the validity or enforceability of the other provisions of this Agreement shall remain unaffected. The Parties agree to replace the invalid or unenforceable provision by a valid and enforceable provision which, to the extent legally permissible, comes as close as possible to the intent and purpose of the invalid or unenforceable provision. The same shall apply if any provision of this Agreement is invalid due to the scope of a time period or if this Agreement contains a contractual gap (Vertragslücke). The headings shall not affect the interpretation of this Agreement.

12.8
Any agreements and declarations among the Parties with respect to the subject-matter hereof shall be invalid except if made in writing or in such other way as prescribed by mandatory Law. This shall also apply to any waiver of this clause.

12.9	Neither Party may assign or otherwise dispose over any rights or claims under or in connection with this Agreement without the prior written consent of the other Parties.
***

Aforementioned provisions were read out to the persons appearing, approved by them and signed personally by the persons appearing and the Notary as follows:

/s/ Birgit Hübscher-Alt

/s/ Stuart Craig Heley

/s/ Franzotto Hornung

/s/ Sebastian Graf con Wallwitz

/s/ Klaus Beine